EXHIBIT 99.10

Rio Tinto

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

6 December 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Bonus Deferral Awards ("BDA") granted under the Rio Tinto 2018 Equity Incentive Plan

50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited ("shares"), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates.

On 1 December 2023, the following PDMR / KMP received their vested BDA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Awards Granted	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc Shares	Baatar, Bold	6,583	8,158	3,735	GBP 55.565765	4,423
Rio Tinto plc Shares	Barrios, Alfredo	7,497	9,291	1,824	GBP 55.565765	7,467
Rio Tinto plc Shares	Cunningham, Peter	1,402	1,737	796	GBP 55.565765	941
Rio Tinto Limited shares	Kaufman, Sinead	1,408	1,677	793	AUD 124.6944	884
Rio Tinto plc shares	Stausholm, Jakob	9,680	11,996	3,868	GBP 55.565765	8,128
Rio Tinto plc shares	Trott, Simon	6,392	7,921	1,852	GBP 55.565765	6,069

**The number of awards vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.*

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com